Exhibit 99.1

4D pharma’s Blautix® Phase II Clinical Trial Results Published in Alimentary Pharmacology & Therapeutics

Leeds, UK – November 16, 2022 - 4D pharma plc (AIM: DDDD) (in administration), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announced the publication in the journal Alimentary Pharmacology & Therapeutics of the Phase II clinical data for LBP Blautix® (MRx1234) for the treatment of irritable bowel syndrome.

The results highlight the positive effects of Blautix® on key regulator-defined clinical symptoms of IBS, altered bowel habits and abdominal pain, both in patients with IBS with predominant constipation (IBS-C) or IBS with predominant diarrhoea (IBS-D). Blautix was well tolerated, with a safety profile comparable to placebo.

“We are pleased to be sharing our innovative clinical findings in such a respected medical research journal,” commented Alex Stevenson, Chief Scientific Officer, 4D pharma. “Irritable bowel syndrome remains a significant unmet medical need, with many patients failing to derive adequate relief from currently available symptomatic treatments and significant side effects associated with their modes of action. Complemented by previous research by 4D pharma and others, these clinical results support the potential for Blautix®, a single strain Live Biotherapeutic Product, to address the underlying causes of this highly debilitating condition.”

“This study represents one of the first, if not the first, clinical trial of a live biotherapeutic in irritable bowel syndrome,” commented Professor Eamonn Quigley, Head of Gastroenterology and Hepatology at Houston Methodist Hospital and the Study’s Chief Investigator. “While the primary outcome was not achieved, results in secondary outcomes and post-hoc analyses revealed signals supportive of efficacy and provide some confidence that this may represent a new approach to the management of this challenging disorder.”

Quigley et al., ‘Efficacy and safety of the live biotherapeutic product MRx1234 in patients with irritable bowel syndrome: a multicentre, randomised, phase 2 trial’ Alimentary Pharmacology and Therapeutics, 2022 https://onlinelibrary.wiley.com/doi/epdf/10.1111/apt.17310

On 24 June 2022, David Pike and James Clark of Interpath Advisory were appointed as administrators of 4D pharma plc. The administrators have had no oversight of or involvement in the preparation of the journal publication nor in any materials which will be circulated in advance of or following publication. Therefore, the administrators make no statement or representation in respect of the materials shared or discussed in advance of or following publication.

About Blautix®

Blautix® is a single strain Live Biotherapeutic product (LBP), being developed as a treatment for irritable bowel syndrome (IBS). Pre-clinical studies demonstrated its ability to address visceral hypersensitivity and other symptoms of IBS and increase microbiome diversity. A Phase II randomized controlled clinical trial demonstrated an impact on overall response with regards to bowel habit and abdominal pain in both patients with IBS with constipation (IBS-C) or IBS with diarrhoea (IBS-D). Blautix® was well tolerated, with a safety profile comparable to placebo.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

Contact Information:

4D pharma

4dpharma@interpathadvisory.com

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